Filed under Rule 433
File Nos. 333-133514 and 333-133514-02
May 11, 2006
Sovereign Capital Trust V
                  % Capital Securities
guaranteed to the extent set forth in the preliminary Prospectus Supplement, dated May 10, 2006 by
Sovereign Bancorp, Inc.
     Reference is made to the preliminary Prospectus Supplement, dated May 10, 2006 (the “May 10 Supplement”) of Sovereign Capital Trust V (the “Trust”) related to the offering of ___% capital securities (“capital securities”) guaranteed to the extent set forth in the May 10 Supplement by Sovereign Bancorp, Inc. (“Sovereign”).
     The Trust has modified the terms of the capital securities from those set forth in the May 10 Supplement as follows. Notwithstanding anything in “Description of Junior Subordinated Notes - Events of Default and the Rights of Capital Securities Holders to Take Action Against Us,” or any other terms in the May 10 Supplement, the occurrence of the following event will not constitute an event of default under the indenture for the junior subordinated notes that Sovereign will issue to the Trust:
•	the failure to perform or observe any term, covenant or agreement contained in the junior subordinated notes or the indenture (other than a term, covenant or agreement included in the indenture solely for the benefit of any series of debt securities other than the junior subordinated notes) and such default continues for a period of 90 days after written notice of such failure shall have been given to us by the Trustee or to us and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding junior subordinated notes.
     In addition, the Trust has granted the underwriters a right to purchase, within 30 days from the date of the final prospectus supplement, an additional amount of capital securities not to exceed 15% of the number of capital securities offered by the final prospectus supplement, at $25 per capital security, to cover over-allotments, if any. Sovereign will pay all underwriting discounts and commissions with respect to these additional capital securities.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.